EXHIBIT 20.1

     Philadelphia, PA, October 2, 1995 - Technitrol, Inc. [AMEX:TNL] announced that it has completed its acquisition of Pulse Engineering, Inc. and Pulse is now a wholly-owned subsidiary of Technitrol. Pulse will remain headquartered in San Diego, CA.
     The exchange ratio, based on a $16.5125 average price of Technitrol Common Stock during the measurement period proceeding the merger, was .5765 shares of Technitrol for each share of Pulse Common Stock. This would result in the issuance of 1,618,686 shares of Technitrol Common Stock (assuming that 50% of the merger consideration is paid in Technitrol Common Stock) and 1,780,555 shares of Technitrol Common Stock (assuming that 55% of the merger consideration is paid in Technitrol Common Stock). While election forms have not yet been fully tabulated, early indications are that a significant majority of Pulse stockholders have elected to receive Technitrol Common Stock. The Merger Agreement caps the shares of Technitrol Common Stock to be issued as merger consideration at 55% of the total consideration paid. Technitrol expects that this limit will be reached.
     In conjunction with the Pulse merger, Technitrol also closed on a credit facility with a group of banks (Corestates Bank, N.A., as Agent, Midlantic Bank, N.A. and Meridian Bank, N.A.) which authorizes Technitrol to borrow up to $50 million on an unsecured basis. Technitrol has used approximately $18 million of this credit facility to refinance existing indebtedness and approximately $4 million of the credit facility (together with approximately $18 million of cash on hand) to fund the anticipated cash portion of the merger consideration. Technitrol anticipates borrowing under the credit facility to finance related transaction expenses bringing total anticipated borrowings to approximately $28 million. Technitrol expects that this credit facility together with the internally generated cash will be sufficient to meet anticipated cash needs in the foreseeable future.
     Roy Hock, Chairman of Technitrol, said that "the completion of the Pulse merger is a very important milestone for our Electronics Segment which will now be producing electronic components in the United States, the People's Republic of China, The Republic of Ireland, Taiwan and the Philippines, making us fully competitive with anyone else in the world in this business. We look forward to the challenges presented by this opportunity and welcome the thousands of dedicated Pulse employees throughout the world to the Technitrol family of companies."
     Technitrol also announced a series of related senior management realignments.
     Roy E. Hock, now Chief Executive Officer, will remain Chairman of the
Board.
     Thomas J. Flakoll, currently President, will assume the duties and title of Chief Executive Officer.
     James M. Papada, III, a Director, will become Vice Chairman of the Board. John L. Kowalski, General Manager of the Technitrol Components Division,
has been elected Vice President of Technitrol and also will become President of Pulse and will be responsible for the day-to-day operations of the Electronics Segment worldwide.
     Mr. Hock said "these management changes, together with those announced last May, are in keeping with the opportunities presented by the Pulse acquisition and are designed to position Senior Management of Technitrol and the Electronics Segment to move with our operations into the 21st century.
The creation of the separate position of Chairman evidences the evolving importance of the role to be played by the Board of Directors in the Company as it grows larger and more complex, and reflects the desire of the Board to continue to fully exercise its oversight role. We believe these changes reflect evolving contemporary trends in corporate governance and represent the very best the Board and the Company can do for our traditional Technitrol shareholders and those Pulse shareholders who have put their trust in us by overwhelmingly electing to receive Technitrol Common Stock in the Pulse merger."
     The Company's stock (TNL) is traded on the American Stock Exchange. For further information, call Albert Thorp, Vice President, Finance -
(215) 355-2900.